________                                            ________________________

FORM 4     U.S. Securities and Exchange Commission      OMB APPROVAL
_______          Washington, D.C.  20549            ________________________

[ ] Check this box if no longer                      OMB Number 3235-0287
    subject to Section 16. Form                 Expires: February 1, 1994
    4 or Form 5 obligations may                 Estimated average burden
    continue. See Instruction 1(b).             hours per response... 0.5
                                                _________________________

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of               2.  Issuer Name and Ticker
    Reporting Person                      or Trading Symbol

     Golsen, Jack E.                      LSB Industries, Inc. (LSB)
    ___________________________________________________________________
     (Last)    (First)  (Middle)     3.   IRS or Social Security
                                          No. of Reporting Person
     16 South Pennsylvania                   (Voluntary)
     Post Office Box 705
    ______________________________
          (Street)                            ###-##-####

     Oklahoma City, Oklahoma  73101

   ______________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year: December, 1995

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable)

     X Director            X 10% Owner        X Officer (give title below)
       ____ Other (specify below)

                        Chairman of the Board and President
                      ___________________________________
_____________________________________________________________________________
    Table I - Non-Derivative Securities Acquired, Disposed Of, or
                      Beneficially Owned
_____________________________________________________________________________

 1. Title of     2. Transaction   3.  Transaction   4.  Securities Acquired
     Security       Date (Month/        Code            (A) or Disposed of
                    Day/Year)         (Instr. 8)        (D) (Instr. 3, 4, 5)
                                      Code     V      Amount   (A)   Price
                                                                or
                                                               (D)
  Common Stock          -              -                -       -      -
  Common Stock          -              -                -       -      -
  Common Stock     12/01/95            P              1,000     A     $3.875
  Common Stock     12/04/95            P              1,000     A     $3.875
  Common Stock     12/04/95            P              1,000     A     $3.75
  Common Stock     12/05/95            P              3,000     A     $3.75
  Common Stock         -               -                -       -       -


   5.  Amount of         6.  Ownership Form:      7.  Nature of
       Securities            Direct (D) or            Indirect
       Beneficially          Indirect (I)             Beneficial
       Owned at End          (Instr. 4)               Ownership
       of Month                                       (Instr. 4)
       (Instr. 3 & 4)

           89,028               D                        -
        1,168,984               I                    By Spouse
          -                     I                    By SBL(1)
          -                     I                    By SBL(1)
           -                    I                    By SBL(1)
        1,098,299(8)            I                    By SBL(1)
           10,000               I                    By MG Trust(7)
____________________________________________________________________________
Reminder: Report on a separate line for each                   Page 1 of 3
          class of securities beneficially                  SEC 1474 (3/91)
           owned directly or indirectly
                            (Print or Type Response)

FORM 4 (continued)Table II - Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________


1.  Title of   2. Conversion  3. Transaction 4. Transaction   5. Number of
    Security   or Exercise        Date            Code          Derivative
   (Instr. 3)  Price of          (Month/Day/    (Instr. 8)      Securities
               Derivative           Year)      Code     V       Acquired (A)
               Security                                         or Disposed
                                                                of (D)
                                                              (Instr. 3,4,5)
                                                              (A)        (D)
Convertible Note    (2)            -            -               -
Preferred "B"       (3)            -            -               -
Preferred "B"       (3)            -            -               -
Preferred "C"    $11.55       12/06/95          P             1,000
Preferred "C"    $11.55       12/06/95          P               500
Preferred "C"    $11.55       12/07/95          P             1,000
Preferred "C"    $11.55       12/11/95          P             1,000
Preferred "C"    $11.55       12/12/95          P             2,000
Preferred "C"    $11.55       12/13/95          P             2,000
Preferred "C"    $11.55       12/14/95          P             1,000
Preferred "C"    $11.55       12/15/95          P             2,000
Preferred "C"    $11.55       12/18/95          P             1,000
Nonqualified
 Stock Option    $ 2.625          -            -                 -
Incentive
 Stock Option    $ 3.44           -            -                 -


  6. Date Exercisable      7. Title and Amount of        8. Price of
     and Expiration           Underlying Securities         Derivative
     Date                     (Instr. 3 and 4)              Security
     (Month/Day/Year)                       Amount          (Instr. 5)
     Date      Expir-                         or
     Exer-     ation                        No. of
     cisable   Date            Title        Shares

      (2)      (2)            Common        4,000               -
      (3)      (3)            Common      133,333               -
      (3)      (3)            Common      533,000               -
      (4)      (4)            Common        4,329              $31.50
      (4)      (4)            Common        2,165              $32.25
      (4)      (4)            Common        4,329              $32.25
      (4)      (4)            Common        4,329              $32.00
      (4)      (4)            Common        8,658              $32.00
      (4)      (4)            Common        8,658              $32.00
      (4)      (4)            Common        4,329              $32.00
      (4)      (4)            Common        8,658              $32.00
      (4)      (4)            Common        4,329              $32.25
      (5)   6/1/99(5)         Common      165,000               -
      (6)   6/1/97(6)         Common       40,000               -


9.  Number of         10.  Ownership Form   11.  Nature of Indirect
    Derivative             of Derivative         Beneficial Owner-
    Securities             Security:             ship (Instr. 4)
    Beneficially           Direct (D) or
    Owned at End           Indirect (I)
    of Month                (Instr. 4)
    (Instr. 4)

         1                      D                    -
     4,000                      D                    -
    16,000(8)                   I                 By SBL(1)
     -                          I                 By SBL(1)
     -                          I                 By SBL(1)
     -                          I                 By SBL(1)
     -                          I                 By SBL(1)
     -                          I                 By SBL(1)
     -                          I                 By SBL(1)
     -                          I                 By SBL(1)
     -                          I                 By SBL(1)
    24,150                      I                 By SBL(1)
         1                      D                    -
      N/A(5)                    D                    -

______________________

Explanation of Responses:

(1) SBL Corporation ("SBL") is wholly owned by Sylvia Golsen (40% owner), Barry Golsen (son and 20% owner), Steven Golsen (son and 20% owner), and Linda Rappaport (daughter and 20% owner). The number of shares includes shares owned of record by Golsen Petroleum Corporation, the wholly-owned subsidiary of SBL.

(2) Jack Golsen holds a note from the Company payable on demand and convertible, at the option of the holder, at the rate of $2.00 for each share of Common Stock. The principal amount of the note is $8,000.

(3) Each share of the Company's Series "B" 12% Cumulative Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(4) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into
4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(5) Nonqualified Stock Option ("NQSO") granted June 1, 1989, which became exercisable on August 31, 1990, at an option price of $2.625 per share. On or prior to June 1, 1991, the NQSO covering 165,000 shares was extended to provide that the NQSO vests and becomes exercisable as to 20% on June 1, 1995, an additional 20% on each of June 1, 1996, and June 1, 1997, and the remaining 40% on June 1, 1998.

(6) Incentive Stock Option ("ISO") granted by the Company to Jack E. Golsen under the Company's Incentive Stock Option Plans. Each ISO is for a term of five years from the date of grant. Each ISO vests at the end of year one through year four in the following amounts: 20%, 20%, 30% and 30%. The option is fully vested at the end of year four. An ISO exercisable for 50,000 shares of Common Stock at $3.44, with an expiration date of June 1, 1997, was granted on June 1, 1992. Jack E. Golsen has previously acquired 10,000 shares of Common Stock under the ISO granted on June 1, 1992, leaving 40,000 shares remaining to be acquired under such ISO.

(7) Shares owned of record by the MG Trust, of which Jack Golsen is the sole trustee.

(8) The number of shares includes, as applicable, 60,600 shares of Common Stock and 4,000 shares of Preferred "B" owned of record by SBL's wholly owned subsidiary, GPC.

**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
                                  /s/ Jack E. Golsen        January   , 1996
                              __________________________   __________________
  See 18 U.S.C. 1001 and      **Signature of Reporting           Date
  15 U.S.C. 78ff(a).               Person
                                 Jack E. Golsen

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                 Page 3 of 3
MBEN\K-M\LSB\FORMS345\EDGAR\12-95F4.JEG                       SEC 1474 (3/91)